Exhibit 3.45

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Sabra Connecticut I, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Rd #400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                          .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 20th day of September, 2010.

By:	/s/ Michael T. Berg
Authorized Person (s)

Name:	Michael T. Berg